Exhibit 12

The J.M. Smucker Company

Computation of Ratio of Earnings to Fixed Charges

(in millions of dollars)

	Year Ended April 30,
	2013	2012	2011	2010	2009
Earnings before fixed charges:
Income before income taxes	817.3	701.2	717.2	730.8	396.1
Total fixed charges	119.4	105.8	90.6	84.3	75.6
Less: capitalized interest	(4.7)	(5.7)	(1.8)	(0.8)	(0.9)

Earnings available for fixed charges	932.0	801.3	806.0	814.3	470.8
Fixed charges:
Interest and other debt expense, net of capitalized interest	95.0	81.3	69.6	65.2	62.5
Capitalized interest	4.7	5.7	1.8	0.8	0.9
Estimated interest portion of rent expense (a)	19.7	18.8	19.2	18.3	12.2

Total fixed charges	119.4	105.8	90.6	84.3	75.6
Ratio of earnings to fixed charges	7.8	7.6	8.9	9.7	6.2

(a) For purposes of this calculation, management estimates approximately one-third of rent expense is representative of interest expense.